SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K   [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

                  For Period Ended: December 31, 2001

[ ]      Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q
[ ]      Transition Report on Form 2-F     [ ]  Transition Report on Form N-SAR
[ ]      Transition Report on Form 11-K

                  For the Transition Period Ended: ___________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


                  000-29443                          65-0873132
           (Commission File Number)       (IRS Employer Identification No.)

                       3611 South Lindell Road, Suite 108
                          Las Vegas, Nevada 89103-1241

          (Address of Principal Executive Offices, Including Zip Code)

                                 (702) 739-1769

              (Registrant's Telephone Number, Including Area Code)

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c) The  accountant's  statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has been unable to engage its auditors to enable them to commence work on the audit of the Company financial statements for the year ended December 31, 2001 (the "2001 Audit"). Until it can complete the preparation and audit of its financial statements, the Company will be unable to file its Form 10-KSB for the year ended December 31, 2001 and future Form 10-QSB's. Therefore, it will be in non-compliance with its reporting obligations under the Securities Exchange Act of 1934, as amended. The Company intends to work diligently with its auditors to finalize its financial statements and complete the 2001 Audit as soon as reasonably practicable. However, given the Company's current financial situation, the Company is unable at this time to determine with any degree of certainty when it expects to be in a position to engage the auditors to commence the 2001 Audit.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Eric L. Nelson                 (702)                   739-1769
     ---------------------------------------------------------------------
         (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
 [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   [ ] Yes  [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Viva Gaming & Resorts Inc.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 2002                  By:     /s/ Eric L. Nelson
                                             ------------------------
                                                Eric L. Nelson

                                                President